SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Global Traffic Network, Inc.

(Name of Subject Company)

Global Traffic Network, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

37947B 10 3

(CUSIP Number of Class of Securities)

William L. Yde III

Global Traffic Network, Inc.

880 Third Avenue, 6th Floor

New York, New York 10022

(212) 896-1255

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Thomas C. Janson, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, New York 10005

(212) 530-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Global Traffic Network, Inc. (“Global”) filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2011, as amended by Amendment No. 1 thereto, filed with the SEC on August 25, 2011, Amendment No. 2 thereto, filed with the SEC on September 6, 2011, and Amendment No. 3 thereto, filed with the SEC on September 14, 2011 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation and a direct wholly-owned subsidiary of GTCR Gridlock Holdings, Inc., a Delaware corporation, which is an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership, disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on August 9, 2011, to purchase all of Global’s outstanding Shares for $14.00 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated August 9, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 4.	The Solicitation Or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph to the end of “Item 4(a)(1). The Solicitation Or Recommendation – Background of the Transaction”:

“On September 19, 2011, Parent was advised that, after completion of the Foreign Investment Review Board’s review of the proposed acquisition under Australia’s Foreign Acquisitions and Takeovers Act of 1975 and Australia’s Foreign Investment Policy, the Treasurer of Australia does not object to the proposed acquisition. As a result, the Governmental Approvals Condition to the Offer has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL TRAFFIC NETWORK, INC.

By:	/s/ Scott E. Cody
Name:	Scott E. Cody
Title:	Chief Operating Officer, Chief Financial Officer and Treasurer

Dated: September 21, 2011